FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of June, 2003

Commission File Number: 001-10110

Banco Bilbao Vizcaya Argentaria, S.A.

(Exact name of registrant as specified in its charter)

Kingdom of Spain

(Jurisdiction of Incorporation)

Plaza de San Nicolás 4

48005 Bilbao Spain

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	☐	No	☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

BANCO BILBAO VIZCAYA ARGENTARIA, S.A.

TABLE OF CONTENTS

Item

1.	BBVA: Re Agreement

“BBVA, S.A.”, pursuant to the provisions of section 82 of the Securities Market Act and related with the significant event of January 13th 2002, hereby announces the following

SIGNIFICANT EVENT

Once the pertinent Due Diligence has been concluded, all the authorizations from the regulatory authorities have been obtained and the correspondent company bodies have approved it, BBVA announces that it has proceeded to execute a strategic agreement with Banco Bradesco, S.A., which was already announced on January 13, 2003.

By executing this agreement BBVA’s Brazilian subsidiary, BBV Banco will be integrated with Banco Bradesco, S.A. and BBVA will take a stake in the latter’s share capital.

The final terms of the agreement are:

1.    BBVA has transferred all its BBV Banco shares to Banco Bradesco, S.A.

2.    In return for these shares, BBVA has received 35,481,460,311 newly-issued ordinary shares and 34,948,501,563 newly-issued preferred shares in Banco Bradesco, S.A. totalling 4.44% of its share capital as well as an additional amount in cash, for a total consideration for this transaction of 2,626 million of Brazilian reais equivalent to USD 900 million, approximately.

3.    BBVA and Bradesco have signed a shareholders agreement, under which:

➢	BBVA will be entitled to appoint a member to the Board of Directors of Banco Bradesco, S.A.

➢	A business area within Bradesco will be set up, specifically devoted to the origination of business between BBVA and Bradesco, the delivery of banking services to BBVA customers by Bradesco, and other areas of cooperation between the two banks.

This strategic agreement bolsters the foothold of Banco Bilbao Vizcaya Argentaria, S.A. in the Brazilian market through its stake in Brazil’s leading private bank, and demonstrates the bank’s confidence in Brazil’s present and future.

10 June 2003

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Bilbao Vizcaya Argentaria, S.A.

Date: June, 10th 2003	By:	/S/ MIREN JOSUNE BASABE PUNTOX

Name: Miren Josune BASABE PUNTOX

Title: Authorized Representative of Banco Bilbao Vizcaya Argentaria, S.A.